As filed with the United States Securities and Exchange Commission on September 29, 2015
Registration No.:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

Midatech Pharma PLC
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

England and Wales
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
Tel: (212) 894-8800
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466:
☐	immediately upon filing.
☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing two ordinary shares of Midatech Pharma PLC	50,000,000	$0.05	$2,500,000	$290.50
*	Each unit represents one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximumaggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement and incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt, Introductory article and bottom center

2.	Title of Receipts and identity of deposited securities		Face of Receipt, Top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Paragraph (15)

	(iii)	The collection and distribution of dividends	Paragraph (13)

	(iv)	The transmission of notices, reports and proxy soliciting material	Paragraphs (12), (14) and (15)

	(v)	The sale or exercise of rights	Paragraphs (2), (6), (13), (16) and (21)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (3), (4), (13) and (16)

	(vii)	Amendment, extension or termination of the deposit arrangements	Paragraphs (20) and (21) (no provision for extensions)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Paragraph (12)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (4) and (22)

	(x)	Limitation upon the liability of the depositary	Paragraphs (6), (10), (15), (16), (17), (18) and (21)

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Paragraph (9)

Item 2.		AVAILABLE INFORMATION	Paragraph (12)

(b) Statement that Midatech Pharma PLC (the "Company") is subject to the periodic reporting requirements of the Exchange Act and accordingly files certain information with the Commission.  These reports and documents may be inspected and copied through the Commission’s EDGAR system or at public reference facilities maintained by the Commission located at the date of this Deposit Agreement at 100 F Street, N.E., Washington, D.C. 20549.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)
Form of Deposit Agreement by and among Midatech Pharma PLC, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). – Filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. – Not Applicable.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Midatech Pharma PLC, Deutsche Bank Trust Company Americas, as depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 29, 2015.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing two ordinary shares of Midatech Pharma PLC

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Christopher Konopelko
Name: Christopher Konopelko
Title: Director

By:	/s/ James Kelly
Name: James Kelly
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Midatech Pharma PLC certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Abingdon, Oxfordshire, United Kingdom, on this September 29, 2015.

Midatech Pharma PLC

By:	/s/ James N. Phillips
Name:	James N. Phillips
Title:	Chief Executive Officer

We, the undersigned, hereby severally constitute and appoint each of James N. Phillips and Nicholas Robbins-Cherry, each in their individual capacity, our true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to execute any and all amendments (including post-effective amendments) to this registration statement, to sign any registration statement filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to cause the same to be filed with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and desirable to be done in and about the premises as fully and to all intents and purposes as we might or could do in person, hereby ratifying and confirming all facts and things that said attorney-in-fact and agent, or his substitute may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form F-6 has been signed by the following persons in the capacities indicated on September 29, 2015.

Signatures	Capacity
/s/ James N. Phillips, MB, ChB	Chief Executive Officer, Principal Executive Officer
James N. Phillips, MB, ChB

/s/ Nicholas Robbins-Cherry	Finance Director, Principal Financial Officer, Principal Accounting Officer
Nicholas Robbins-Cherry

/s/ Rolf Stahel	Non-Executive Chairman of the Board
Rolf Stahel

/s/ John Johnston	Non-Executive Director
John Johnston

/s/ Michele Luzi	Non-Executive Director
Michele Luzi

/s/ Pavlo Protopapa	Non-Executive Director
Pavlo Protopapa

/s/ Simon Turton, Ph.D.	Senior Independent Non-Executive Director
Simon Turton, Ph.D.

/s/ Sijmen de Vries, M.D.	Non-Executive Director
Sijmen de Vries, M.D.

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form F-6 has been signed by the undersigned on this September 29, 2015.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director

INDEX TO EXHIBITS
Exhibit Number

(a) Form of Deposit Agreement

(d) Opinion of counsel to the Depositary